UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Viela Bio, Inc.

(Name of Subject Company (Issuer))

Teiripic Merger Sub, Inc.

A direct wholly owned subsidiary of

Horizon Therapeutics USA, Inc.

An indirect wholly owned subsidiary of

Horizon Therapeutics Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Therapeutics plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Borden

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,052,416,441.80	$333,018.63
*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 54,904,033 outstanding shares of common stock of Viela Bio, Inc. (“Viela”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $53.00 per Share and (ii) 4,216,056 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $53.00 per Share, multiplied by $33.80, which is the offer price of $53.00 per Share minus the weighted average exercise price for such options of $19.20 per Share. The calculation of the filing fee is based on information provided by Viela as of February 7, 2021.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by .0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $333,018.63	Filing Party: Horizon Therapeutics plc, Horizon Therapeutics USA, Inc. and Teiripic Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021 by (i) Teiripic Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Ultimate Parent”), (ii) Parent and (iii) Ultimate Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Viela Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $53.00 per Share net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Amendments to Schedule TO and the Offer to Purchase

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by:

•	Retitling the subsection titled “Consulting Agreement” in the section captioned Section 11 – “The Transaction Documents” to “Consulting Agreements and Employment Offer Letter.”

•	Adding the following paragraphs at the end of the subsection titled “Consulting Agreement” in the section captioned Section 11 – “The Transaction Documents”:

“The following summary description of the consulting agreements is qualified in its entirety by reference to such consulting agreements, which have been filed as Exhibits (d)(6) through (d)(8) to the Schedule TO, which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent” above.

In addition, following the execution of the Merger Agreement, Parent entered into a consulting agreement on March 11, 2021 with each of Mitchell Chan, William Ragatz and Jim Kastenmayer, the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the consulting agreements each provide for a three-month term commencing on the Effective Date, subject to earlier termination for convenience or breach. Pursuant to the terms of the consulting agreements, each of Messrs. Chan, Ragatz and Kastenmayer will support the integration of the Company into Parent. Parent will pay each of them at a rate of $22,500 per month. Each of Messrs. Chan, Ragatz and Kastenmayer is expected to terminate employment due to his resignation for “Good Reason” at the Effective Time, and will be entitled to certain severance payments as described in the Schedule 14D-9 filed with the SEC by Viela.

The following summary description of Dr. Drappa’s employment offer letter is qualified in its entirety by reference to such employment offer letter, which has been filed as Exhibit (d)(9) to this Schedule TO, which may be obtained in the manner set forth in Section 8 — “Certain Information Concerning Ultimate Parent, Purchaser and Parent” above.

Following the execution of the Merger Agreement, Ultimate Parent extended on March 4, 2021 and entered into on March 10, 2021, an employment offer letter with Jörn Drappa, M.D., Ph.D., the effectiveness of which is conditioned on the consummation of the Merger. If the Merger is consummated, the offer letter provides that commencing on the Effective Date, Dr. Drappa will serve as Ultimate Parent’s Executive Vice President, Research and Development, reporting to Ultimate Parent’s President and Chief Executive Officer. Dr. Drappa will receive an annual base salary of $575,000 and will be eligible for an annual bonus with a target bonus of 60% of his base salary. Ultimate Parent, subject to approval of its compensation committee, will also award Dr. Drappa a restricted stock unit award having a fair value of $1,800,000 on the award date (the “RSU Award”). The RSU Award will vest as to one third of the total number of units subject to the award on each of the first three anniversaries of the grant date. If Ultimate Parent terminates Dr. Drappa without cause or Dr. Drappa resigns his employment for any reason within 24 months following the Effective Date, then Dr. Drappa will be entitled to certain severance payments as described in the Schedule 14D-9 filed with the SEC by Viela. In addition, provided Dr. Drappa has achieved certain performance metrics mutually agreed between Ultimate Parent and him as of the date his employment terminates, at least 50% of the units subject to the RSU Award will vest if the termination is effective within six to 12 months of the Effective Date and 100% of the units subject to the RSU Award will vest if the termination is effective after 12 months.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by:

•	Adding the following exhibits:

(d)(6)*	Consulting Agreement by and between Horizon Therapeutics USA, Inc. and Mitchell Chan, dated March 11, 2021.

(d)(7)*	Consulting Agreement by and between Horizon Therapeutics USA, Inc. and William Ragatz, dated March 11, 2021.

(d)(8)*	Consulting Agreement by and between Horizon Therapeutics USA, Inc. and Jim Kastenmayer, dated March 11, 2021.

(d)(9)*	Employment Offer Letter by and between Horizon Therapeutics and Jörn Drappa, M.D., Ph.D., dated March 10, 2021.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2021

Teiripic Merger Sub, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President

Horizon Therapeutics USA, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer

Horizon Therapeutics plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)**	Offer to Purchase, dated as of February 12, 2021

(a)(1)(ii)**	Form of Letter of Transmittal (including Internal Revenue Service Form W-9)

(a)(1)(iii)**	Form of Notice of Guaranteed Delivery

(a)(1)(iv)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)**	Summary Advertisement, as published in The New York Times on February 12, 2021

(a)(5)(A)**	Joint Press Release issued by Ultimate Parent and Viela, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(B)**	Investor Presentation, dated February 1, 2021 (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(a)(5)(C)**	Email to Viela employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(D)**	Email to Horizon employees, dated February 1, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 1, 2021)

(a)(5)(E)**	Horizon FAQs, dated February 4, 2021 (incorporated by reference to the Tender Offer Statement on Schedule TO-C filed by Ultimate Parent on February 4, 2021)

(b)(i)**	Commitment Letter, dated January 31, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc. and Citigroup Global Markets, Inc.

(b)(ii)**	Amended and Restated Commitment Letter, dated February 11, 2021, by and among Parent, Morgan Stanley Senior Funding, Inc., Citigroup Global Markets, Inc. and JPMorgan Chase Bank, N.A.

(c)	Not applicable

(d)(1)**	Agreement and Plan of Merger, dated as of January 31, 2021, by and among Parent, Purchaser, Viela and solely for purposes of Sections 6.7 and 9.12, Ultimate Parent (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(2)**	Form of Tender and Support Agreement (incorporated by reference to the Current Report on Form 8-K filed by Ultimate Parent on February 1, 2021)

(d)(3)**	Mutual Nondisclosure Agreement, dated as of July 15, 2020, by and between Ultimate Parent and Viela

(d)(4)**	Letter Agreement, dated as of November 20, 2020, by and between Ultimate Parent and Viela

(d)(5)**	Consulting Agreement by and between Parent and Zhengbin Yao, dated as of February 27, 2021.

(d)(6)*	Consulting Agreement by and between Horizon Therapeutics USA, Inc. and Mitchell Chan, dated March 11, 2021.

(d)(7)*	Consulting Agreement by and between Horizon Therapeutics USA, Inc. and William Ragatz, dated March 11, 2021.

(d)(8)*	Consulting Agreement by and between Horizon Therapeutics USA, Inc. and Jim Kastenmayer, dated March 11, 2021.

(d)(9)*	Employment Offer Letter by and between Horizon Therapeutics and Jörn Drappa, M.D., Ph.D., dated March 10, 2021.

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Filed herewith.
**	Previously filed.